FORM OF
                    FIRST AMENDMENT TO SALES AGENCY AGREEMENT


         THIS FIRST AMENDMENT TO Sales Agency Agreement (hereinafter referred to as the "Amendment"), made and entered into as of the ____ day of October, 1999, by and between BANK STOCK FINANCIAL SERVICES, INC. ("Sales Agent") and CITRUS FINANCIAL SERVICES, INC.
("Company").

         WHEREAS, Sales Agent and Company entered into that certain Sales Agency Agreement, dated as of June 9, 1999, pursuant to which Sales Agent agreed to sell between 1,000,000 and 1,200,000 shares of the Company's common stock on a best efforts basis (the "Agreement"); and

         WHEREAS, the Agreement is scheduled to terminate on October 30, 1999 unless the parties mutually agree upon a later termination date; and

         WHEREAS, the Company and the Sales Agent desire to reduce the minimum number of shares required in the offering from 1,000,000 shares to 560,000 shares; and

         WHEREAS, the parties desire to revise the commissions payable to the Sales Agent;

         WHEREAS, the parties desire to extend the term of the Agreement until April 30, 2000;

         WHEREAS, the Company has filed a post-effective amendment to both extend the offering and reduce the minimum;

         NOW, THEREFORE, for and in consideration of the sum of Ten and No/100 Dollars ($10.00) in hand paid, the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

         1. Definitions. Unless otherwise defined in this Amendment, all capitalized terms herein contained shall have the meanings ascribed to them in the Agreement.

         2. Employment of Sales Agent and Delivery of Shares. Section 3(a) of the Agreement is deleted in its entirety and replaced with the following paragraph 3(a):

         (a) The Sales Agent will act as exclusive agent for the Company on a "best efforts" basis to sell for the account of the Company a minimum of 560,000 Shares and a maximum of 1,200,000 Shares at a price of $10.75 per Share, and the Sales Agent agrees to use it commercially reasonable best efforts to effect such sales on the terms (including the conditions) described in the Prospectus. However, the Sales Agent makes no commitment to purchase all or any of the Shares. The Sales Agent's engagement




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         hereunder  will  terminate on the earlier of (a) April 30, 2000 or such later date as shall be mutually agreed upon by the Company and the Sales Agent; (b) the sale of all of the Shares; or (c) termination of the Sales Agent's engagement by the Company in accordance with the provisions of Section 10 hereof. The period from the date the post-effective amendment is declared effective by the SEC to the termination of the Sales Agent's engagement shall be referred to as the "Offering Period."

         3. Employment of Sales Agent and Delivery of Shares. Section 3(b) of the Agreement is deleted in its entirety and replaced with the following paragraph 3(b):

         (b) As compensation for its efforts, and subject to the release to the Company of subscription proceeds for the Shares by the Escrow Agent (as defined in Section 3(c)), the Sales Agent shall be paid by the Company a commission of 7.0% of the proceeds of the Shares sold, except that
         (i) the Sales Agent shall receive no commission for Shares sold to existing directors of the Company or the Bank or sold to existing shareholders of the Company who purchase their pro-rata portion in the Offering; and (ii) the Sales Agent shall be paid by the Company a commission of 2.5% of the aggregate price of Shares purchased by certain individuals designated "friends of the Board" to a maximum of $4,000,000 (the Company will provide the Sales Agent a list designating the "friends of the Board," which will include existing shareholders of the Company who purchase more than their pro-rata portion in the Offering and proposed directors for the Miami and Sebring de novo banks). The Company agrees that existing directors of the Company will not sell Shares for a period of not less than 24 months from the date of the Offering. Regardless of whether the offering is consummated, the Company will also reimburse the Sales Agent, upon request, for its out-of-pocket expenses incurred in connection with its engagement hereunder, including, without limitation, legal fees, advertising, promotion, syndication, and travel expenses. The Sales Agent shall document such expenses to the reasonable satisfaction of the Company. The underwriter's legal fees will not exceed $30,000 for legal counsel work and the underwriter's out-of-pocket expenses will not exceed $40,000. Legal work by the underwriter's counsel for blue sky and NASD filings will not exceed $35,000.

         4.   Miscellaneous.

         (a) Ratification of Agreement. Sales Agent and Company hereby ratify and confirm all of the terms and conditions of the Agreement, as amended hereby, and as modified, amended or supplemented by this Amendment, and all of the terms and provisions of the Agreement shall remain in full force and effect.

         (b) Binding Effect. The terms of this Amendment shall be binding upon Sales Agent and Company and their respective successors and assigns.

         (c) Counterparts. This Amendment may be executed in any number of counterparts, each of which shall constitute an original, and all of which, when taken together, shall constitute but one and the same instrument.




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         (d) Facsimiles.  Each party shall be authorized to accept, and may rely upon, a facsimile transmission of this Amendment executed by the other party and such document shall be binding upon the executing party.

         IN WITNESS WHEREOF, Sales Agent and Company have caused this First Amendment to Sales Agency Agreement to be executed by their respective duly authorized representatives as of the day and year first above written.

COMPANY:

CITRUS FINANCIAL SERVICES, INC


By:
         Josh C. Cox, Jr., President and CEO



SALES AGENT:

BANK STOC FINANCIAL SERVICES, INC.


By:
         Michael E. Guirlinger
         Vice President